   As filed with the Securities and Exchange Commission on October 21, 1994
                                                  Registration No. 33-55485

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                   -----------

                             FIRST BANK SYSTEM, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                        41-0255900
  (State or other jurisdiction                            (I.R.S Employer
of incorporation or organization)                       Identification No.)

                                First Bank Place
                             601 Second Avenue South
                        Minneapolis, Minnesota 55402-4302
                                 (612) 973-1111
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

       Michael J. O'Rourke                                   Copy to:
     First Bank System, Inc.                               Lee R. Mitau
        First Bank Place                                 Dorsey & Whitney
     601 Second Avenue South                          2200 South Sixth Street
Minneapolis, Minnesota 55402-4302                  Minneapolis, Minnesota 55402
         (612) 973-1111                                   (612) 340-2780
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

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     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

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     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

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     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/


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     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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PROSPECTUS


                             FIRST BANK SYSTEM, INC.

                                   -----------

                                 859,806 SHARES
                                       OF
                                  COMMON STOCK
                                ($1.25 PAR VALUE)

                                   -----------


     This Prospectus relates to an aggregate of 859,806 shares (the "Shares") of Common Stock, par value $1.25 per share (the "Common Stock"), of First Bank System, Inc., a Delaware corporation (the "Company"), that may be sold from time to time by the stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     Any or all of the Shares may be offered from time to time in transactions on the New York Stock Exchange, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "Plan of Distribution."

     The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.

     The Common Stock is traded on the New York Stock Exchange. On September 12, 1994, the closing price of the Common Stock on the New York Stock Exchange was $36.875 per share.

                                   -----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   -----------

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

               The date of this Prospectus is _________ __, 1994.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock of the Company is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

          (a)  the Annual Report on Form 10-K for the year ended December 31,
     1993;

          (b) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994;

          (c) the Current Reports on Form 8-K filed January 18, 1994, March 22, 1994, April 20, 1994, July 6, 1994 and August 5, 1994 (as amended by the Current Report on Form 8-K/A filed September 9, 1994);


          (d) the description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A dated March 19, 1984, as amended in its entirety by that Form 8 Amendment dated February 26, 1993 and that Form 8-A/A-2 dated October 6, 1994, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus; and

          (e) the description of the rights to purchase preferred stock contained in Item 1 of the Company's Registration Statement on Form 8-A dated December 21, 1988, as amended by that Form 8 Amendment dated June 11, 1990 and as amended in its entirety by that Form 8 Amendment dated
     February 26, 1993, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Ann E. Underbrink, First Bank System, Inc., First Bank Place,
601 Second Avenue South, Minneapolis, Minnesota 55402-4302, telephone number
(612) 973-1111.

                             FIRST BANK SYSTEM, INC.

     The Company is a regional bank holding company headquartered in Minneapolis, Minnesota. The Company is comprised of 9 banks, and several trust and nonbank subsidiaries with 220 offices primarily in Minnesota, Colorado, Illinois, Montana, North Dakota, South Dakota and Wisconsin. Through its subsidiaries, the Company provides commercial and agricultural finance, consumer banking, trust, capital markets, cash management, investment management, data processing, leasing, mortgage banking and brokerage services. At September 30, 1994, the Company and its consolidated subsidiaries had consolidated assets of $26.3 billion, consolidated deposits of $18.8 billion and shareholders' equity of $2.3 billion.



     The subsidiary banks of the Company engage in general commercial banking business, principally in domestic markets, and provide banking and ancillary services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. The largest subsidiary bank, First Bank National Association ("FBNA"), had assets of $14.3 billion at September 30, 1994.


     The Company is a legal entity separate and distinct from its banking and non-banking affiliates. The principal sources of the Company's income are dividends, interest and fees from FBNA and the other banking and non-banking affiliates. The bank subsidiaries of the Company, including FBNA (the "Banks"), are subject to certain restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, the Company and certain other affiliates from borrowing from the Banks unless the loans are secured by various types of collateral. Further, such secured loans, other transactions and investments by any of the Banks are generally limited in amount as to the Company and as to each of such other affiliates to 10% of such Bank's capital and surplus and as to the Company and all of such other affiliates to an aggregate of 20% of such Bank's capital and surplus. In addition, payment of dividends to the Company by the subsidiary banks is subject to ongoing review by banking regulators and is subject to various statutory limitations and in certain circumstances requires approval by banking regulatory authorities.

     The Company was incorporated under Delaware law in 1929 and has functioned as a multi-bank holding company since that time. Its principal executive offices are located at First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302 (telephone (612) 973-1111). For further information concerning the Company, see the documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."


                               RECENT DEVELOPMENTS


     On July 21, 1994, the Company announced that it had signed a definitive purchase agreement to acquire Metropolitan Financial Corporation ("MFC"), a regional financial services holding company headquartered in Minneapolis, Minnesota. As of September 30, 1994, MFC had approximately $8.1 billion in assets, $5.5 billion in deposits and more than 200 offices principally in North Dakota, Minnesota, Nebraska, Iowa, Kansas, South Dakota, Wisconsin, and Wyoming. The Company will issue .6803 shares of its Common Stock for each share of MFC's outstanding common stock at closing, subject to certain adjustments based on changes in the price of the Company's Common Stock. Based on current outstanding MFC shares, approximately 21.2 million shares would be issued. The transaction, which will be accounted for using the pooling-of-interests method, is subject to the approval of regulatory agencies and both companies' shareholders and is expected to close in the first quarter of 1995.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as to the maximum number of Shares that may be sold by each of the Selling Stockholders pursuant to this Prospectus. None of such Selling Stockholders beneficially owns any other shares of the Company's Common Stock as of August 31, 1994.

                                                       Maximum
                                                       Number
                                                   of Shares to be
                                                   Sold Pursuant to
     Name                                          this Prospectus
     ----                                          ----------------
Kenneth D. Reno. . . . . . . . . . . . . . . . .        339,004
Victor R. Uttke(1) . . . . . . . . . . . . . . .        204,494
Ethelyn J. Uttke(2). . . . . . . . . . . . . . .         52,271
Cynthia S. Steen(3). . . . . . . . . . . . . . .         56,924
Kelly M. Klein(4). . . . . . . . . . . . . . . .         56,924
Vicki D. Furnish(5). . . . . . . . . . . . . . .         56,924
Shantel N. Steen(6). . . . . . . . . . . . . . .         10,309
Raquelle M. Steen(7) . . . . . . . . . . . . . .         10,309
Katelyn D. Steen(8). . . . . . . . . . . . . . .          4,292
Jesse J. Klein(9). . . . . . . . . . . . . . . .         10,309
Jason J. Klein(10) . . . . . . . . . . . . . . .          9,908
Troy D. Reno . . . . . . . . . . . . . . . . . .         16,046
Lisa L. Soderberg. . . . . . . . . . . . . . . .         16,046
Travis S. Reno . . . . . . . . . . . . . . . . .         16,046

_________

(1) All of such shares are held in a trust for the benefit of Victor R. Uttke, for which trust Victor R. Uttke and Ethelyn J. Uttke serve as co-trustees.

(2) All of such shares are held in a trust for the benefit of Ethelyn J. Uttke, for which trust Victor R. Uttke and Ethelyn J. Uttke serve as co-trustees.

(3) All of such shares are held by Cynthia S. Steen as a joint tenant with rights of survivorship with Shantel N. Steen, Raquelle M. Steen and Katelyn
     D. Steen.

(4) All of such shares are held by Kelly M. Klein as a joint tenant with rights of survivorship with Jesse J. Klein and Jason J. Klein.

(5) All of such shares are held by Vicki D. Furnish as a joint tenant with rights of survivorship with Ethelyn J. Uttke.

(6) All of such shares are held in a trust for the benefit of Shantel N. Steen, for which trust Cynthia S. Steen serves as trustee.

(7) All of such shares are held in a trust for the benefit of Raquelle M. Steen, for which trust Cynthia S. Steen serves as trustee.

(8) All of such shares are held in a trust for the benefit of Katelyn D. Steen, for which trust Cynthia S. Steen serves as trustee.

(9) All of such shares are held in a trust for the benefit of Jesse J. Klein, for which trust Kelly M. Klein serves as trustee.

(10) All of such shares are held in a trust for the benefit of Jason J. Klein, for which trust Kelly M. Klein serves as trustee.

     The Selling Stockholders are the sole former shareholders of First Dakota Financial Corporation ("FDFC"). The Selling Stockholders acquired the Shares in connection with the merger of FDFC with and into the Company (the "Merger"). Pursuant to the Merger, all of the outstanding shares of the common stock of FDFC were converted into shares of the Company's Common Stock.

     Prior to the Merger, FDFC was a registered bank holding company duly organized under the laws of the State of North Dakota, and its business consisted primarily of the ownership, supervision, and control of United Bank of Bismarck, a North Dakota corporation and wholly owned subsidiary of FDFC. Prior to the Merger, Kenneth D. Reno and Victor R. Uttke served as officers and directors of FDFC and Ethelyn J. Uttke served as a director of FDFC. However, neither Messrs. Reno or Uttke nor Ms. Uttke is employed by or will serve as a director of the Company following the Merger.


                                USE OF PROCEEDS


     The Shares will be offered and sold by the Selling Stockholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.


                              PLAN OF DISTRIBUTION


     The Selling Stockholders may offer and sell the Shares from time to time in transactions on the New York Stock Exchange, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Stockholders.

     The Selling Stockholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.

                                     EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney, 220 South Sixth Street, Minneapolis, Minnesota 55402. The Dorsey & Whitney firm and certain of its members are indebted to and have other banking and trust relationships with certain banking subsidiaries of the Company.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC Registration Fee. . . . . . . . . . . . . .   $10,933
     Accounting Fees and Expenses  . . . . . . . . .     1,000
     Legal Fees and Expenses . . . . . . . . . . . .     3,000
     Miscellaneous . . . . . . . . . . . . . . . . .     1,067
                                                       -------
          Total. . . . . . . . . . . . . . . . . . .   $16,000

     All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.

     Article Ninth of the Company's Restated Certificate of Incorporation, as amended, provides that a director shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction for which the directors derived an improper personal benefit.

     The Bylaws of the Company provide that the officers and directors of the Company and certain others shall be indemnified to substantially the same extent permitted by Delaware law.

     The Company maintains a standard policy of officers' and directors' insurance.

ITEM 16.  LIST OF EXHIBITS

     *5      Opinion of Dorsey & Whitney regarding legality.


    *23.1    Consent of Ernst & Young LLP.


    *23.2 Consent of Dorsey & Whitney (included in Exhibit 5 to this Registration Statement).


    *24      Power of Attorney.


- ------------------------
*Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on October 21, 1994.

                                        FIRST BANK SYSTEM, INC.


                                        By  /s/ John F. Grundhofer
                                          -------------------------------------
                                           John F. Grundhofer
                                           Chairman, President and Chief
                                           Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on October 21, 1994:

Signature                               Title
- ---------                               -----

/s/ John F. Grundhofer                  Chairman, President, Chief Executive
- ------------------------------          Officer and Director (principal
John F. Grundhofer                      executive officer)

/s/ Richard A. Zona                     Vice Chairman and Chief Financial
- ------------------------------          Officer (principal financial officer)
Richard A. Zona

/s/ David J. Parrin                     Senior Vice President and Controller
- ------------------------------          (principal accounting officer)
David J. Parrin

COLEMAN BLOOMFIELD*                     Director

ROGER L. HALE*                          Director

DELBERT W. JOHNSON*                     Director

JOHN H. KAREKEN*                        Director

RICHARD L. KNOWLTON*                    Director

KENNETH A. MACKE*                       Director

MARILYN C. NELSON*                      Director

WILL F. NICHOLSON, JR.*                 Director

NICHOLAS R. PETRY*                      Director

EDWARD J. PHILLIPS*                     Director

JAMES J. RENIER*                        Director

S. WALTER RICHEY*                       Director

RICHARD L. ROBINSON*                    Director

RICHARD L. SCHALL*                      Director

LYLE E. SCHROEDER*                      Director


*By  /s/ David J. Parrin
   ---------------------------
     David J. Parrin
     Attorney-in-Fact